

December 31, 2013

Via Email

Eric Kotch
Chief Financial Officer
OSL Holdings, Inc.
60 Dutch Hill Road, Suite 15
Orangeburg, New York 10962

      Re: **OSL Holdings, Inc.**
              Form 10-K for the year ended August 31, 2012
              Filed December 14, 2012
              File No. 001-32658

Dear Mr. Kotch:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ David R. Humphrey

                          David R. Humphrey
                          Accounting Branch Chief